Pursuant to Rule 424(b)(4)

Registration No. 333-137992

INTERNATIONAL ASSETS HOLDING CORPORATION

1,422,087 Shares

Common Stock

This prospectus will be used by selling stockholders named in this prospectus to resell the shares of our common stock. These shares include common stock issuable upon conversion of $27.0 million in senior subordinated convertible notes which were issued in September 2006. The notes are initially convertible into 1,058,826 shares of common stock, based on a conversion price of $25.50, which is subject to adjustment as the result of certain issuances of our common stock, or securities convertible into or exercisable for shares of common stock, below $25.50 per share. Pursuant to a registration rights agreement entered into in connection with the issuance of the notes, we agreed to register for resale 130% of the shares issuable upon conversion of the notes, or initially 1,376,475 shares. This prospectus will also be used by a selling stockholder named in this prospectus to resell 45,612 shares currently held by such stockholder.

Our common stock is listed in The NASDAQ Capital Market under the symbol “IAAC.” On October 27, 2006, the last reported sale price of our common stock on The NASDAQ Capital Market was $28.17 per share.

The selling stockholders may offer and sell common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or negotiated prices. The selling stockholders may sell all or a portion of the common stock in market transactions on The NASDAQ Capital Market; in privately negotiated transactions; through the writing of options; in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; through broker-dealers, which may act as agents or principals; directly to one or more purchasers; through agents; or in any combination of the above or by any other legally available means. The selling stockholders will receive all of the proceeds from the sale of the common stock. We will not receive any proceeds from any such sales.

An investment in our common stock is subject to certain risks. See “Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated October 30, 2006.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used when it is legal to sell these securities. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

(i)

THE OFFERING

Maximum number of shares of our common stock to be sold by selling stockholders	1,422,087 shares of common stock, $0.01 par value per share.

Use of proceeds	We will not receive any proceeds from this offering.

NASDAQ symbol for our common stock	Our common stock is listed on The NASDAQ Capital Market under the symbol “IAAC.”

THE COMPANY

We are a financial services group focused on select international markets. We commit our own capital and expertise to facilitate wholesale cross-border financial flows through market making and trading of international financial instruments, currencies and commodities. Our activities are currently divided into the following five functional areas.

International Equities Market-Making. We are a US market maker in select foreign securities, including unlisted American Depository Receipts, foreign common shares and domestic bulletin board stocks. We provide execution and liquidity to national broker-dealers, regional broker-dealers and institutional investors.

International Debt Capital Markets. We actively trade a wide variety of international debt instruments including both investment grade and higher yielding emerging market bonds with particular focus on smaller emerging market sovereign, corporate and bank bonds that trade worldwide on an over-the-counter basis. We also arrange international debt transactions for issuers located primarily in emerging markets. These transactions include bond issues, syndicated loans, asset securitizations as well as forms of other negotiable debt instruments.

Foreign Exchange Trading. We trade select illiquid currencies of developing countries. Our target customers are financial institutions, multi-national corporations, governmental and charitable organizations operating in these developing countries. In addition, we execute trades based on the foreign currency flows inherent in our existing international securities activities. We primarily act as a principal in buying and selling foreign currencies on a spot basis.

Commodities Trading. We provide a full range of over-the-counter precious and base metals trading and hedging capabilities to select producers, consumers, recyclers and investors. Acting as a principal, we commit our own capital to buy and sell the metals on a spot and forward basis.

Asset Management. We provide asset management services through INTL Consilium, LLC, an asset management joint venture in which we hold a 50.1% interest. INTL Consilium, LLC acts as the investment manager for private investment funds organized by INTL Consilium, LLC and others.

Corporation Information

The address of our principal executive offices is 220 E. Central Parkway, Suite 2060, Altamonte Springs, Florida 32701 and our telephone number is (407) 741-5300. Our internet address is www.intlassets.com.

RISK FACTORS

Investing in our common stock involves certain risks. You should consider carefully each of the following risks and all other information included elsewhere or incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of the events described below actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose all or part of your investment.

We do not have a consistent history of profitability and our ability to achieve consistent profitability in the future is subject to uncertainty.

During the fiscal year ended September 30, 2005, we had net income of $2.6 million, compared with a net loss of $(118,000) in the 2004 fiscal year. For the nine months ended June 30, 2006, we had net income of $5.4 million, compared to net income of $1.6 million for the nine months ended June 30, 2005.

The improvement of our operating results in the 2005 fiscal year and the first nine months of the 2006 fiscal year is due to a substantial increase in our revenues. This increase was in turn due to improved market conditions, better marketing of our services and the establishment of new areas of business. Our management intends to seek to grow our revenues in the future by utilizing our capital resources to support the expansion of our market-making and trading activities.

Although we believe that we will be able to increase revenues in the future, our ability to achieve this goal as well as consistent profitability is subject to uncertainty due to the nature of our businesses and the markets in which we operate. In particular, our revenues and operating results may fluctuate significantly in the future because of the following factors:

•	Volatility in the securities and commodities markets in which we operate;

•	Changes in the volume of our market making and trading activities;

•	Changes in the value of our securities positions and our ability to manage related risks;

•	Our ability to manage personnel, overhead and other expenses;

•	Changes in execution and clearing fees;

•	The addition or loss of sales or trading professionals;

•	Changes in requirements; and

•	General economic and political conditions;

Although we are continuing our efforts to diversify the sources of our revenues, it is likely that our revenues and operating results will continue to fluctuate substantially in the future and such fluctuations could result in losses. These losses could have a material adverse affect on our business, financial condition and operating results.

The manner in which we account for our lead business may increase the volatility of our reported earnings in the future.

Our net income is subject to volatility due the manner in which we report our base metals business. Inventory for the base metals business is valued at the lower of cost or market value. The Company generally mitigates the price risk associated with base metals held in inventory through the use of derivatives. This price risk mitigation does not generally qualify for hedge accounting under accounting principles generally accepted in the United States, or GAAP. In such situations, any unrealized gains in inventory are not recognized under GAAP, but unrealized gains and losses in related derivative positions are recognized under GAAP. As a result, the Company’s reported earnings from this business are subject to greater volatility than the earnings from our other businesses.

Our substantial indebtedness could adversely affect our financial conditions.

As of June 30, 2006, our total consolidated indebtedness to lenders was approximately $19.5 million. Subsequent to June 30, 2006, we issued $27.0 million in senior subordinated convertible notes. Our indebtedness could have important consequences to you including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital, expenditures, acquisitions and general corporate requirements;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the securities industry;

•	restricting our ability or the ability to pay dividends or make other payments; and

•	placing us at a competitive disadvantage to our competitors that have less indebtedness.

We may be able to incur additional indebtedness in the future, including secured indebtedness. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify.

We face risks associated with our market making and trading activities.

We conduct our market-making and trading activities predominantly as a principal, which subjects our capital to significant risks. These activities involve the purchase, sale or short sale for customers and for our own account of financial instruments, including equity and debt securities, commodities and foreign exchange. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets.

These risks may limit our ability to either resell financial instruments we purchased or to repurchase securities we sold in these transactions. In addition, we may experience difficulty borrowing financial instruments to make delivery to purchasers to whom we sold short, or lenders from whom we have borrowed. From time to time, we have large position concentrations in securities of a single issuer or issuers in specific countries and markets. This concentration could result in higher trading losses than would occur if our positions and activities were less concentrated.

The success of our market-making activities depends on:

•	the price volatility of specific securities;

•	our ability to attract order flow;

•	the skill of our personnel;

•	the availability of capital; and

•	general market conditions.

To attract market-trading and trading business, we must be competitive in:

•	providing enhanced liquidity to our customers;

•	the efficiency of our order execution;

•	the sophistication of our trading technology; and

•	the quality of our customer service.

In our role as a market maker and trader, we attempt to derive a profit from the difference between the prices at which we buy and sell financial instruments. However, competitive forces often require us to:

•	match the quotes other market makers display; and

•	hold varying amounts of securities in inventory.

By having to maintain inventory positions, we are subject to a high degree of risk. We cannot assure you that we will be able to manage our inventory risk successfully or that we will not experience significant losses, either of which could materially adversely affect our business, financial condition and operating results.

We may have difficulty managing our growth.

During the 2005 fiscal year, we experienced significant growth in our business. Our operating revenues grew from $22.0 million in the 2004 fiscal year to $26.1 million in 2005. We experienced similar growth in the first nine months of the 2006 fiscal year, with operating revenues growing from $18.5 million in the first nine months of 2005 to $31.5 million in the first nine months of 2006. To support this growth, we added 27 new employees during the 2005 fiscal year and an additional 14 employees in the first nine months of 2006.

This growth has required and will continue to require us to increase our investment in management personnel, financial and management systems and controls, and facilities. In the absence of continued revenue growth, the costs associated with our expected growth would cause our operating margins to decline from current levels. In addition, as is common in the securities industry, we are and will continue to be highly dependent on the effective and reliable operation of our communications and information systems.

The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented and continue to revise formal compliance procedures.

We cannot assure you that we will be able to manage our growth successfully. Our inability to do so could have a material adverse effect on our business, financial condition and operating results.

Counterparties may fail to pay us.

As a market-maker of OTC and listed securities, the majority of our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. We clear our securities transactions through an unaffiliated clearing broker. Substantially all of our equity and debt securities are held by this clearing broker. Our clearing broker has the right to charge us for losses that result from a counterparty’s failure to fulfill its contractual obligations.

We are responsible for self-clearing our foreign exchange and commodities activities and, in addition, take principal risk to counterparties in these activities. The settlement of exchange traded options is effected through clearing institutions. Any metals or other physical commodities positions are held by third party custodians.

Our policy is to monitor the credit standing of the counterparties with which we conduct business. Nevertheless, one or more of these counterparties may default on their obligations. If any do, our business, financial condition and operating results could be materially adversely affected.

In our equity, debt and commodities trading businesses we rely on the ability of our clearing broker to adequately discharge its obligations on a timely basis. We also depend on the solvency of our clearing broker and custodians. Any failure by the clearing broker to adequately discharge its obligations on a timely basis, or insolvency of the clearing broker or custodian, or any event adversely affecting our clearing broker or custodians, could have a material adverse effect on our business, financial condition and operating results.

Our revenues may decrease due to declines in market volume, prices or liquidity.

Our revenues may decrease due to a decline in market volume, prices or liquidity. Declines in the volume of securities, foreign exchange and commodities transactions and in market liquidity generally may result in lower revenues from market-making and trading activities. Lower price levels of securities and commodities also may result in reduced trading activity and reduce our revenues from market-making transactions. Lower price levels also can result in losses from declines in the market value of securities and commodities held in inventory. Sudden sharp declines in market values of securities and commodities can result in:

•	illiquid markets;

•	declines in the market values of securities and commodities held in inventory;

•	the failure of buyers and sellers of securities and commodities to fulfill their settlement obligations; and

•	increases in claims and litigation.

Any decline in market volume, price or liquidity or any other of these factors could have a material adverse effect on our business, financial condition and operating results.

Our revenues may be impacted by diminished market activity due to adverse economic, political and market conditions.

The amount of our revenues depends in part on the level of activity in the securities, foreign exchange and commodities markets in which we conduct business. The level of activity in these markets is directly affected by numerous national and international factors that are beyond our control, including:

•	economic, political and market conditions;

•	the availability of short-term and long-term funding and capital;

•	the level and volatility of interest rates;

•	legislative and regulatory changes; and

•	currency values and inflation.

Any one or more of these factors may contribute to reduced the level of activity in these markets, which could result in lower revenues from our market-making and trading activities. Any reduction in revenues or any loss resulting from these factors could have a material adverse effect on our business, financial condition and operating results.

We depend significantly on a limited group of customers.

Based on management’s assessment of our business, we believe that a small number of our customers account for a significant portion of our revenues in each of our businesses. We are unable to measure the level of this concentration because our dealing activities do not permit us to quantify revenues generated by each customer. We expect a significant portion of the future demand for each of our market-making and trading services to remain concentrated within a limited number of customers. None of these customers is obligated contractually to use our market-making or trading services. Accordingly, these customers may direct their trading activities to other market-makers or traders at any time. The loss of or a significant reduction in demand for our services from any of these customers could have a material adverse effect on our business, financial condition and operating results.

We depend on our ability to attract and retain key personnel.

Competition for key personnel and other highly qualified management, sales, trading, compliance and technical personnel is significant. We cannot assure you that we will be able to retain our key personnel. We cannot assure you that we will be able to attract, assimilate or retain other highly qualified personnel in the future. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have a material adverse effect on our business, financial condition and operating results.

From time to time, other companies in the securities industry have experienced losses of sales and trading professionals. The level of competition to attract these professionals is intense. We cannot assure you that we will not lose professionals due to increased competition or other factors in the future. The loss of a sales and trading professional, particularly a senior professional with broad industry expertise, could have a material adverse affect on our business, financial condition and operating results.

We depend significantly on our computer and communications systems.

Our market-making and trading activities depend on the integrity and performance of the computer and communications systems supporting them. Extraordinary trading volumes or other events could cause our computer systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our computer systems or any other systems in the trading process could cause customers to suffer delays in trading. These delays could cause substantial losses for customers and could subject us to claims from customers for losses. We cannot assure you that our network protections will work. Our systems may also fail as a result of:

•	hurricanes, tornados, fires or other natural disasters;

•	power or telecommunications failures;

•	acts of God;

•	computer hacking activities;

•	terrorism; or

•	war.

Any computer or communications system failure or decrease in computer systems performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results.

We are subject to extensive government regulation.

The securities industry is subject to extensive regulation under both federal, state and foreign laws. In addition, the Securities and Exchange Commission, the National Association of Securities Dealers, other self-regulatory organizations, commonly referred to as SROs, state securities commissions, and foreign securities regulators require strict compliance with their respective rules and regulations. These regulatory bodies are responsible for safeguarding the integrity of the securities markets and protecting the interests of participants in those markets. As a securities broker-dealer, we are subject to regulation concerning certain aspects of our business, including:

•	trade practices;

•	capital structure;

•	record retention; and

•	the conduct of our directors, officers and employees.

Failure to comply with any of these laws, rules or regulations could result in adverse consequences. We and certain of our officers and employees, have, in the past, been subject to claims arising from acts in contravention of these laws, rules and regulations. These claims have resulted in the payment of fines and settlements. We cannot assure you that we and our officers and other employees will not, in the future, be subject to similar claims. An adverse ruling against us or our officers and other employees could result in our or our officers and other employees being required to pay a substantial fine or settlement and could result in suspension or expulsion. This could have a material adverse effect on our business, financial condition and operating results.

The regulatory environment in which we operate is subject to change. New or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities, SROs or the NASD could have a material adverse effect on our business, financial condition and operating results. Changes in the interpretation or enforcement of existing laws and rules by these governmental authorities, SROs and the NASD could also have a material adverse effect on our business, financial condition and operating results.

Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect securities firms. We cannot predict what effect any such changes might have. Our business, financial condition and operating results may be materially affected by both regulations that are directly applicable to us and regulations of general application. Our level of trading and market-making activities can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

We are subject to net capital requirements.

The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokers. These rules include the SEC’s Uniform Net Capital Rules. The net capital rules govern the net capital requirements of our broker-dealer subsidiary. Failure to maintain the required net capital may subject this subsidiary to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit our operations that require the intensive use of capital. They could also restrict our ability to withdraw capital from our brokerage subsidiary. Any limitation on our ability to withdraw capital could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results.

We are subject to risks relating to litigation and potential securities laws liability.

Many aspects of our business involve substantial risks of liability. A market maker is exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the NASD. We are also subject to the risks of litigation and claims that may be without merit. As we intend to defend actively any such litigation, significant legal expenses could be incurred. An adverse resolution of any future lawsuits or claims against us could have a material adverse effect on our business, financial condition and operating results.

We may be subject to potentially large claims for violations of environmental laws.

Our base metals trading business may be subject to potential claims under certain federal, state and foreign environmental laws. This business involves the purchase and sale of base metals such as lead and other potentially hazardous materials. As part of this business, we engage third parties located both in the United States and in other countries to acquire, store, transport and recycle used automotive and industrial batteries on our behalf. In the event that these third parties fail to comply with federal, state or foreign environmental laws in handling or disposing of these batteries and other hazardous substances used in or arising from the recycling of these batteries, we may be exposed to claims for the cost of remediating sites impacted by such improper handling and disposal, as well as other related costs. We seek to mitigate this risk by dealing with third parties who we believe are in compliance with applicable laws and who have established reputations in the industry.

We are subject to intense competition.

We derive substantially all of our revenues from market-making and trading activities. The market for these services, particularly market-making services through electronic communications gateways, is rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We compete primarily with wholesale, national, and regional broker-dealers, as well as electronic communications networks. We compete primarily on the basis of our expertise and quality of service.

A number of our competitors have significantly greater financial, technical, marketing and other resources than we have. Some of them may:

•	offer alternative forms of financial intermediation as a result of superior technology and greater availability of information;

•	offer a wider range of services and products than we offer;

•	have greater name recognition; and

•	have more extensive customer bases.

These competitors may be able to respond more quickly to new or evolving opportunities and customer requirements. They may also be able to undertake more extensive promotional activities and offer more attractive terms to customers. Recent advances in computing and communications technology are substantially changing the means by which market-making services are delivered, including more direct access on-line to a wide variety of services and information. This has created demand for more sophisticated levels of customer service. Providing these services may entail considerable cost without an offsetting increase in revenues. In addition, current and potential competitors have established or may establish cooperative relationships or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share.

We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not have a material adverse effect on our business, financial condition and operating results.

Certain provisions of Delaware law and our charter may adversely affect the rights of holders of our common stock and make a takeover of us more difficult.

We are organized under the laws of the State of Delaware. Certain provisions of Delaware law may have the effect of delaying or preventing a change in control. In addition, certain provisions of our certificate of incorporation may have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Our certificate of incorporation authorizes the board to determine the terms of our unissued series of preferred stock and to fix the number of shares of any series of preferred stock without any vote or action by our stockholders. As a result, the board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. In addition, the issuance of preferred stock may have the effect of delaying or preventing a change of control, because the rights given to the holders of a series of preferred stock may prohibit a merger, reorganization, sale, liquidation or other extraordinary corporate transaction.

Our stock price is subject to volatility.

The market price of our common stock has been and can be expected to be subject to fluctuation as a result of a variety of factors, many of which are beyond our control, including:

•	actual or anticipated variations in our results of operations;

•	announcements of new products by us or our competitors;

•	technological innovations by us or our competitors;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	the operating and stock price performance of other companies;

•	general market conditions or conditions specific in specific markets;

•	conditions or trends affecting our industry or the economy generally;

•	announcements relating to strategic relationships or acquisitions; and

•	risk factors and uncertainties set forth elsewhere in this prospectus.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts, and the trading prices of our common stock could decline as a result. In addition, any negative change in the public’s perception of the securities industry could depress our stock price regardless of our operating results.

Future sales by existing stockholders could depress the market price of our common stock.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of September 30, 2006, we had 7,839,721 outstanding shares of common stock. These shares are eligible for sale in the public market as follows:

•	approximately 3,658,747 shares are held by non-affiliates and may be freely sold into the public market;

•	approximately 910,865 shares are held by affiliates and may be sold into the public market subject to the requirements under Rule 144; and

•	approximately 3,270,109 shares are held by affiliates and may be sold into the public market pursuant to a registration statement which we previously filed.

Two of our officers, Sean O’Connor and Scott Branch, have agreed to restrict the sale of the shares of our common stock owned by them. They beneficially own 1,654,681 outstanding shares, or 21.1% of the total shares outstanding as of September 30, 2006. These restrictions will expire upon the repayment of our senior subordinated convertible notes. The agreement contains several exceptions which permit each officer to sell these shares in limited amounts and/or under limited circumstances. These exceptions include the ability to sell up to 20,000 shares prior to September 30, 2007 and up to 20,000 shares in each calendar quarter thereafter, plus additional shares in any period provided certain pricing or other conditions are satisfied.

FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, including adverse changes in economic, political and market conditions, losses from our market-making and trading activities arising from counter-party failures and changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of federal and state securities laws and the impact of changes in technology in the securities and commodities brokerage industries. Although we believe that our forward-looking statements are based upon reasonable assumptions regarding our business, future market conditions, there can be no assurances that our actual results will not differ materially from any results expressed or implied by our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of common stock pursuant to this prospectus. We will receive no such proceeds.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders consist of shares issuable upon conversion of the convertible notes and shares held by a selling stockholders. For additional information regarding the issuance of the convertible notes, see “Recent Developments” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder as of September 30, 2006, assuming conversion of all convertible notes held by the selling stockholders on that date, without regard to any limitations on conversions. The third column lists the shares of common stock being offered by this prospectus by each selling stockholder.

In accordance with the terms of a registration rights agreement between us and the holders of the convertible notes, this prospectus generally covers the resale of at least 130% of the sum of the maximum number of shares of common stock issued or issuable pursuant to the term of the applicable convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of certain of the convertible notes, a selling stockholder may not convert the convertible notes to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering
Portside Growth and Opportunity Fund (1)	313,726	407,844	0

Highbridge International LLC (2)	156,863	203,922	0

Iroquois Master Fund, Ltd. (3)	156,863	203,922	0

LB I Group Inc. (4)	274,510	356,863	0

JMG Capital Partners, L.P. (5)	78,432	101,962	0

JMG Triton Offshore Fund, Ltd. (6)	78,432	101,962	0

Phillip Smith (7)	45,612	45,612	0

(1)	Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.
(2)	Highbridge Capital Management LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glen Dubin and Henry Swieca control Highbridge Capital Management LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management LLC, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.
(3)	Joshua Silverman has voting and investment control over shares held by Iroquois Master Fund, Ltd. Mr. Silverman disclaims beneficial ownership of the shares.
(4)	LB I Group Inc. is an indirect wholly-owned subsidiary of Lehman Brothers Holdings, Inc. (NYSE: LEH), a public reporting company.
(5)	JMG Capital Partners, L.P. is a California limited partnership. Its general partner is JMG Capital Management, LLC, a Delaware limited liability company and an investment adviser that has voting and dispositive power over the investments of JMG Capital Partners, L.P., including the shares subject to this prospectus. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc., a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the executive officer and director of JMG Capital and has sole investment discretion over the portfolio holdings of JMG Capital Partners, L.P.
(6)	JMG Triton Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The investment manager of JMG Triton Offshore Fund, Ltd. is Pacific Assets Management LLC, a Delaware limited liability company, that has voting and dispositive power over the investments of JMG Triton Offshore Fund, Ltd., including the shares subject to this prospectus. The equity interests of Pacific Assets Manager LLC are owned by Pacific Capital Management, Inc., a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific Capital Management, Inc. are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the portfolio holdings of JMG Triton Offshore Fund, Ltd.
(7)	Phillip Smith is an executive officer of one of our subsidiaries.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of shares of our common stock issuable upon the conversion of the convertible notes and shares held by a selling stockholder. These resales will occur from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Shutts & Bowen, LLP, Miami, Florida.

EXPERTS

The consolidated financial statements of International Assets Holding Corporation and subsidiaries as of September 30, 2004 and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of International Assets Holding Corporation and subsidiaries as of September 30, 2005 and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Rothstein Kass & Company, P.C., independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which we file periodic reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy and information statements and other information may be examined without charge at the Public Reference Section of the SEC. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding companies, such as us, that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have “incorporated by reference” into this prospectus certain information that we file with the SEC. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is deemed to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the SEC and incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference as described below will automatically update and supersede any previous information that is part of this prospectus.

We incorporate by reference into this prospectus our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), or 15(d) of the Exchange Act until this offering is completed (other than any information furnished under or in connection with either Item 9 or Item 12 of any Current Report on Form 8-K):

International Assets Holding Corporation

SEC Filings

(File No. 000-23554)

Period or Date
Annual Report on Form 10-KSB (including the information incorporated by reference from our definitive proxy statement relating to our 2005 annual meeting of stockholders)	Fiscal year ended September 30, 2005

Quarterly Report on Form 10-QSB	Quarterly period ended December 31, 2005

Quarterly Report on Form 10-QSB	Quarterly period ended March 31, 2006

Quarterly Report on Form 10-QSB	Quarterly period ended June 30, 2006

Current Report on Form 8-K	Filed on December 1, 2005

Current Report on Form 8-K	Filed on December 12, 2005

Current Report on Form 8-K	Filed on February 2, 2006

Current Report on Form 8-K	Filed on May 10, 2006

Current Report on Form 8-K	Filed on July 7, 2006

Current Report on Form 8-K	Filed on July 12, 2006

Current Report on Form 8-K	Filed on July 18, 2006

Current Report on Form 8-K	Filed on August 10, 2006

Current Report on Form 8-K	Filed on September 9, 2006

Description of our common stock as set forth in our registration statement on Form SB-2 and all amendments thereto	Filed on February 2, 1994, and all amendments thereto amendments thereto

We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

International Assets Holding Corporation

220 E. Central Parkway, Suite 2060

Altamonte Springs, Florida 32701

Tel: (407) 741-5300

Attention: Nancey McMurtry

Our website is at http://www.intlassets.com. Information on our website is not a part of this prospectus.